December 18, 2014

Via Edgar

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Dear Mr. Schwall,

Thank you for your letter dated December 16, 2014 setting forth an additional comment of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2013 (the “2013 Form 20-F”) of Statoil ASA filed on March 21, 2014 (File Number 001-15200).

To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in bold text, and have provided our response immediately following the comment.

Form 20-F for the Fiscal Year Ended December 31, 2013

Business Overview

Production Volumes and Prices

Entitlement Production

1.
We note from your response to comment 2 in out letter dated September 19, 2014 that the Troll field is the only field that contains more than 15% of your total proved reserves. We re-issue our comment in-part as the production figures presented in your filing for the Troll Phase 1 (gas) and Troll Phase 2 (oil) are expressed in terms of average daily rates expressed as mboe/day for the period ending December 31, 2013. Please expand your disclosure relating to the Troll field to provide the annual produced volumes for each of the last three fiscal years, by product type sold, of oil and natural gas. Refer to the disclosure requirements in Item 1204(a) of Regulation S-K.

In future filings we will present annual produced volumes for each of the last three fiscal years by product type sold pursuant to the requirements of Item 1204(a) of Regulation S-K.

Very truly yours,

/s/ Torgrim Reitan
Torgrim Reitan

cc:	Brad Skinner
John Hodgin
(Securities and Exchange Commission)

Kathryn A. Campbell
(Sullivan & Cromwell LLP)